Announcement to the Market Itaú Unibanco Holding S.A. ("Company") informs its shareholders and the market that its subsidiary, Banco Itaú Colombia S.A. ("Itaú Colombia"), has completed the transfer of certain assets, liabilities, and contracts related to its retail banking operations for individuals (the "Transaction") to Banco de Bogotá S.A. at book value. The Transaction comprises approximately BRL 9.7 billion1 in loan portfolio (net of provisions) and BRL 7.2 billion1 in deposits. The net value of the Transaction is approximately BRL 2.5 billion¹. The Transaction has no material impact on the Company's regulatory capital ratio. Following the closing of the Transaction, Itaú Colombia will focus its operations on the Corporate Banking segment, in line with the strategy of maximizing return on capital. For further information, please refer to the details attached as Annex I. São Paulo - SP, July 31, 2026. Gustavo Lopes Rodrigues Investor Relations Officer 1 Based on the exchange rate as of June 30, 2026.

Announcement to the Market Annex I The full Material Event Notice is available on Itaú Chile's Investor Relations website and may be accessed through the following URL: (https://api.mziq.com/mzfilemanager/v2/ d/4a2da77a-1e3e-41d5-8eb2-01dc7b15a10f/1eb1e44a-56e9-684f-ea3c-ca2e2d668bba? origin=2 ).